TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 11-K

_____

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-3863

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harris Corporation Retirement Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919

**HARRIS CORPORATION
RETIREMENT PLAN**

Financial Statements
and Supplementary Information

June 30, 2002 and 2001

HARRIS CORPORATION RETIREMENT PLAN

Table of Contents

June 30, 2002 and 2001

INDEPENDENT AUDITOR'S REPORT

Investment Committee
Harris Corporation Retirement Plan
Melbourne, Florida

We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the "Plan") as of June 30, 2002 and 2001, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002 and 2001, and the changes in its net assets available for benefits with fund information for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of June 30, 2002, assets held for investment which were both acquired and disposed of within the plan year, and transactions or series of transactions in excess of five percent of the current value of Plan assets for the year then ended, together referred to as "supplemental information", are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the June 30, 2002 financial statements and, in our opinion, are fairly stated in all material respects in relation to the June 30, 2002 financial statements taken as a whole.

/s/ Bray, Beck & Koetter CPA, PA
Melbourne, Florida
December 16, 2002

Financial Statements

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

June 30, 2002 and 2001

	2002	2001
ASSETS		
Investments, at fair value (Note 4):		
U.S. Government securities	$ —	$ 84,827,459
Corporate debt securities	—	86,032,192
Common stocks	659,205,154	785,078,495
Registered investment companies	109,816,957	95,166,019
Common/collective trust funds	469,694,884	433,433,225
Guaranteed Investment Contracts	484,283,836	437,003,942
Participant loans	22,232,964	20,614,724
Total investments	1,745,233,795	1,942,156,056
Receivables:		
Contributions receivable:		
Harris Corporation	14,205,703	11,430,832
Participants	1,882,557	1,951,434
Loan payments	344,963	424,175
Accrued interest and dividends	885,764	2,072,650
Securities sold	3,488,306	10,755,121
Total receivables	20,807,293	26,634,212
Cash and cash equivalents (Note 3)	98,031,774	73,991,639
Total assets	1,864,072,862	2,042,781,907
LIABILITIES		
Due to participants	5,226,762	5,253,730
Accrued expenses	3,425	102,378
Securities purchased	3,125,871	7,959,885
Outstanding options	—	1,204,544
Total liabilities	8,356,058	14,520,537
Net assets available for benefits	$1,855,716,804	$2,028,261,370

See accompanying notes to financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 2002

	Balanced Fund	Money Market Fund
Increases:		
Interest	$ 4,374,369	$ 1,563,476
Dividends	3,482,259	—
Net appreciation (depreciation) in fair value of investments	(38,619,574)	(7,694)
Contributions:		
Participant rollover	1,804,733	125,159
Employer profit sharing	3,299,610	419,209
Employer matching	6,027,463	(1,654,772)
Employee	11,367,110	1,121,596
Total increases	(8,264,030)	1,566,974
Transfers:		
Net participants' transfers between funds	(38,307,356)	2,851,870
Decreases:		
Benefits paid directly to participants	42,639,948	8,355,258
Administrative expenses	1,492,210	156,658
Total decreases	44,132,158	8,511,916
Net increase (decrease) in net assets available for benefits	(90,703,544)	(4,093,072)
Net assets available for benefits:		
Beginning of year	645,589,908	59,164,434
End of year	$554,886,364	$55,071,362

4

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information — Continued

Year Ended June 30, 2002

	Equity Income Fund	Equity Index Fund	Stable Value Fund	Growth Fund	Harris Corporation Stock Fund	International Fund
Increases:						
Interest	$ 489,419	$ 279,296	$ 25,285,473	$ 448,336	$ 2,946	$ 17,864
Dividends	5,015,933	—	—	1,883,122	246,088	190,068
Net appreciation (depreciation) in fair value of investments	(15,673,229)	(49,278,093)	—	(55,995,761)	10,954,820	(9,554,020)
Contributions:						
Participant rollover	284,683	333,762	319,764	417,275	—	36,093
Employer profit sharing	1,740,608	2,143,003	2,473,632	2,381,187	—	247,413
Employer matching	3,103,072	4,149,141	3,532,010	4,859,615	4,394,531	461,257
Employee	5,521,920	7,470,522	5,836,893	8,843,700	2,764,921	852,826
Total increases	482,406	(34,902,369)	37,447,772	(37,162,526)	18,363,306	(7,748,499)
Transfers:						
Net participants' transfers between funds	2,368,263	(15,731,864)	51,308,721	(21,760,401)	(1,867,747)	1,484,622
Decreases:						
Benefits paid directly to participants	14,911,856	12,996,243	40,244,567	11,405,372	1,579,117	651,698
Administrative expenses	1,445,054	130,707	636,151	964,346	1,595	19,109
Total decreases	16,356,910	13,126,950	40,880,718	12,369,718	1,580,712	670,807
Net increase (decrease) in net assets available for benefits	(13,506,241)	(63,761,183)	47,875,775	(71,292,645)	14,914,847	(6,934,684)
Net assets available for benefits:						
Beginning of year	243,285,721	279,708,111	464,505,820	246,275,683	31,975,141	22,216,201
End of year	$229,779,480	$215,946,928	$512,381,595	$174,983,038	$46,889,988	$15,281,517

Continued.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information — Continued

Year Ended June 30, 2002

	Global Technology Fund	Extended Market Index Fund	Russell 2001 Growth Index Fund
Increases:			
Interest	$ 9,731	$ 6,325	$ 9,593
Dividends	—	—	—
Net appreciation (depreciation) in fair value of investments	(3,305,331)	(630,973)	(2,177,995)
Contributions:			
Participant rollover	22,028	36,360	65,391
Employer profit sharing	93,943	89,827	143,932
Employer matching	180,858	145,471	249,436
Employee	363,522	288,595	509,198
Total increases	(2,635,249)	(64,395)	(1,200,445)
Transfers:			
Net participants' transfers between funds	3,722,355	1,733,816	3,915,899
Decreases:			
Benefits paid directly to participants	166,118	122,099	346,760
Administrative expenses	1,288	2,313	5,063
Total decreases	167,406	124,412	351,823
Net increase (decrease) in net assets available for benefits	919,700	1,545,009	2,363,631
Net assets available for benefits:			
Beginning of year	4,289,316	2,463,404	5,532,559
End of year	$ 5,209,016	$4,008,413	$ 7,896,190

See accompanying notes to financial statements.

6

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information — Continued

Year Ended June 30, 2002

	Passive Bond Market Index Fund	Loan Fund	Total
Increases:			
Interest	$ 10,948	$ —	$ 32,497,776
Dividends	—	—	10,817,470
Net appreciation (depreciation) in fair value of investments	509,639	—	(163,778,211)
Contributions:			
Participant rollover	65,878	—	3,511,126
Employer profit sharing	200,387	—	13,232,751
Employer matching	140,044	—	25,588,126
Employee	282,810	—	45,223,613
Total increases	1,209,706	—	(32,907,349)
Transfers:			
Net participants' transfers between funds	7,567,174	2,714,648	—
Decreases:			
Benefits paid directly to participants	261,409	1,096,408	134,776,853
Administrative expenses	5,871	—	4,860,365
Total decreases	267,280	1,096,408	139,637,218
Net increase (decrease) in net assets available for benefits	8,509,600	1,618,240	(172,544,567)
Net assets available for benefits:			
Beginning of year	2,640,348	20,614,724	2,028,261,370
End of year	$11,149,948	$22,232,964	$1,855,716,803

7

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year Ended June 30, 2001

	Balanced Fund	Short-Term Bond Fund	Money Market Fund
Increases:			
Interest	$ 8,905,641	$ 3,328,408	$ 2,979,833
Dividends	5,911,625	—	—
Net appreciation (depreciation) in fair value of investments	(49,897,474)	2,461,628	(4,315)
Contributions:			
Participant rollover	952,215	73,187	105,503
Employer profit sharing	2,409,151	—	307,867
Employer matching	3,890,309	428,304	542,926
Employee	9,006,610	753,108	901,316
Total increases	(18,821,923)	7,044,635	4,833,130
Transfers:			
Net participants' transfers between funds	(50,662,594)	(70,564,607)	15,082,361
Decreases:			
Benefits paid directly to participants	66,604,378	5,171,626	9,566,559
Administrative expenses	2,642,367	103,666	173,292
Total decreases	69,246,745	5,275,292	9,739,851
Net increase (decrease) in net assets available for benefits	(138,731,262)	(68,795,264)	10,175,640
Net assets available for benefits:			
Beginning of year	784,321,170	68,795,264	48,988,794
End of year	$ 645,589,908	$ —	$59,164,434

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information — Continued

Year Ended June 30, 2001

	Equity Income Fund	Equity Index Fund	Stable Value Fund	Growth Fund	Harris Corporation Stock Fund	International Fund
Increases:						
Interest	$ 594,340	$ 55,624	$ 22,123,448	$ 627,787	$ 6,065	$ 2,845
Dividends	4,616,936	—	—	3,973,088	220,041	1,400,261
Net appreciation (depreciation) in fair value of investments	29,484,109	(57,638,969)	—	(93,728,748)	(5,857,447)	(5,973,777)
Contributions:						
Participant rollover	217,985	421,771	523,222	629,533	—	50,128
Employer profit sharing	1,384,205	1,896,294	1,639,404	2,134,629	—	198,553
Employer matching	2,031,115	3,668,882	2,042,152	3,794,120	3,794,157	412,560
Employee	4,507,203	7,844,127	3,554,621	9,249,065	2,523,732	954,639
Total increases	42,835,893	(43,752,271)	29,882,847	(73,320,526)	686,548	(2,954,791)
Transfers:						
Net participants' transfers between funds	45,897,111	(49,338,311)	141,054,901	(42,087,720)	(773,026)	(4,120,406)
Decreases:						
Benefits paid directly to participants	18,649,423	27,777,846	41,033,367	26,825,856	2,562,461	2,186,039
Administrative expenses	438,880	187,374	498,360	1,362,549	1,753	9,723
Total decreases	19,088,303	27,965,220	41,531,727	28,188,405	2,564,214	2,195,762
Net increase (decrease) in net assets available for benefits	69,644,701	(121,055,802)	129,406,021	(143,596,651)	(2,650,692)	(9,270,959)
Net assets available for benefits:						
Beginning of year	173,641,020	400,763,913	335,099,799	389,872,334	34,625,833	31,487,160
End of year	$243,285,721	$ 279,708,111	$464,505,820	$ 246,275,683	$31,975,141	$22,216,201

Continued.

9

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information — Continued

Year Ended June 30, 2001

	Global Technology Fund	Extended Market Index Fund	Russell 2000 Growth Index Fund
Increases:			
Interest	$ 1,733	$ 571	$ 660
Dividends	—	—	—
Net appreciation (depreciation) in fair value of investments	(410,477)	1,668	24,475
Contributions:			
Participant rollover	40,482	28,019	5,633
Employer profit sharing	44,951	33,390	58,768
Employer matching	19,933	12,877	21,417
Employee	41,148	26,342	46,537
Total increases	(262,230)	102,867	157,490
Transfers:			
Net participants' transfers between funds	4,556,452	2,507,491	5,401,478
Decreases:			
Benefits paid directly to participants	4,826	146,923	9,401
Administrative expenses	80	31	17,008
Total decreases	4,906	146,954	26,409
Net increase (decrease) in net assets available for benefits	4,289,316	2,463,404	5,532,559
Net assets available for benefits:			
Beginning of year	—	—	—
End of year	$4,289,316	$2,463,404	$5,532,559

See accompanying notes to financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits With Fund Information — Continued

Year Ended June 30, 2001

	Passive Bond Market Index Fund	Loan Fund	Total
Increases:			
Interest	$ 287	$ 1,070,830	$ 39,698,072
Dividends	—	—	16,121,951
Net appreciation (depreciation) in fair value of investments	(2,114)	—	(181,541,441)
Contributions:			
Participant rollover	1,850	—	3,049,528
Employer profit sharing	47,124	—	10,154,336
Employer matching	9,320	—	20,668,072
Employee	18,080	—	39,426,528
Total increases	74,547	1,070,830	(52,422,954)
Transfers:			
Net participants' transfers between funds	2,566,299	480,571	—
Decreases:			
Benefits paid directly to participants	440	3,069,809	203,608,954
Administrative expenses	58	—	5,435,141
Total decreases	498	3,069,809	209,044,095
Net increase (decrease) in net assets available for benefits	2,640,348	(1,518,408)	(261,467,049)
Net assets available for benefits:			
Beginning of year	—	22,133,132	2,289,728,419
End of year	$2,640,348	$20,614,724	$2,028,261,370

See accompanying notes to financial statements.

11

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2002 and 2001

1.   Description of the Plan

The following description of the Harris Corporation Retirement Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Harris Corporation Retirement Plan is a defined contribution plan covering substantially all domestic employees of Harris Corporation who are not covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Harris Corporation Retirement Plan features a Profit-Sharing Program and a Deferred Income Savings Program. The Corporation's annual contribution to the Profit-Sharing Program is equal to 11.5% of the Corporation's adjusted and consolidated net income as defined under the plan document, plus any discretionary amount determined by the Board of Directors of the Corporation. The Profit-Sharing contribution is allocated, in the subsequent Plan year, among participating employees' individual account balances based on eligible compensation. The Deferred Income Savings Program was designed to take advantage of Internal Revenue Code Section 401(k). Under the Deferred Income Savings Program, participants may contribute up to 12% of their regular eligible compensation to the Plan in 1% increments. Effective May 1, 2002, participants may contribute up to 20% of their regular eligible compensation to the Plan. The contributions can be in pre-tax or after-tax dollars at the participant's election. The employer contributes a matching amount equal to 100% of the participant's contributions, to a maximum of 6.857% of eligible compensation. Participants are eligible to make elective contributions on a pre-tax or after-tax basis during the first year of service. Participants become eligible to receive allocations under the Profit-Sharing Program and matching contributions under the Deferred Income Savings Program after completing one year of credited service.

Payments of Benefits

Distributions from the Plans can be made in the event of death, disability, termination of employment or financial hardship.

Participant Loans

The loan program permits employees to borrow against their 401(k) plan contributions. Employees may borrow in increments of $100 from a minimum of $500 to a maximum of $50,000, within certain limitations established by the Plan. Payback periods range from one to 4 1/2 years at the option of the participant. Interest rates are established by the Corporation based on market rates. The outstanding loans have been established as a separate fund. Principal and interest paid on the loans are allocated to the funds consistent with the allocation of 401(k) plan contributions. In 2002, interest is in the individual funds, as opposed to the loan fund.

12

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2002 and 2001

1. Description of the Plan, continued

Vesting

A participant's right to profit-sharing funds and employer matched deferred income contributions becomes vested using a formula based upon service, with 20% vesting after two years of credited service, and an additional 20% vesting for each of the four following years of credited service. At the time of retirement, death, or termination of employment, a participant's vested share of the Plans assets, net of any participant loans outstanding, becomes distributable in a lump-sum payment or through installments over a period of time as requested by the participant and approved by the Retirement Plan Administrative Committee.

Forfeitures

A participant who terminates employment for reasons other than retirement or other specified circumstances and is not 100% vested, will forfeit the non-vested portion of the Corporation's contributions unless the participant returns to employment within five years. The forfeited contributions reduce the cash contributions from the Corporation. For the year ended June 30, 2002, employer contributions were reduced by $3,871,109 from forfeited nonvested accounts. Forfeited amounts included in Plan assets at June 30, 2002 which are available to reduce company contributions totaled $940,501. In 2002, the forfeitures used reduced contributions in the Money Market Fund. In 2001, forfeitures used were charged against the funds where the amount was originally forfeited from.

Plan Termination

Although it has not expressed any intent to do so, Harris Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination participants will become 100 percent vested in their accounts.

Investment Options

Upon enrollment into the Plan, a participant may direct employer, employee, and profit sharing contributions in any of twelve investment options, except that profit sharing contributions may not be invested in the Harris Stock Fund. The investment options are fully described in the "Employer Summary Plan Description". Elections to change funds can be made daily; however, amounts in the Stable Value Fund, which is comprised of unallocated insurance contracts, cannot be transferred directly to the Money Market Fund.

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2002 and 2001

2.   Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used when available, to value investments. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Guaranteed investment contracts held in the Plan's Stable Value Fund are fully benefit-responsive. In accordance with Statement of Position No. 94-4 "*Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pensions Plans*", these contracts are recorded at contact value, which approximates fair value. The average effective yield for the years ended June 30, 2002 and 2001 was 5.07% and 5.58%, respectively. Crediting interest rates range from 4.0% — 7.53% at June 30, 2002 and 5.03% — 7.53% at June 30, 2001. Participant loans are stated at cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments represents the sum of the unrealized appreciation or depreciation in aggregate fair value of investments and the realized gain or loss on sale of investments.

Administrative Expenses

Unless otherwise elected by Harris Corporation, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Trust.

Payment of Benefits

Benefits are recorded when paid.

14

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2002 and 2001

3. Transactions with Parties-in-Interest

Under Department of Labor regulations for reporting and disclosure, an employee benefit plan is required to report investment transactions and compensation paid to a "party-in-interest".

The term "party-in-interest" is broadly defined but would include Harris Corporation as the Plan Sponsor; Bankers Trust Company as Trustee; and any person or corporation that renders services to the Plan.

Investments of the Plan at June 30, 2002 and 2001 include the following:

	2002		2001	
	Shares	Fair Value	Shares	Fair Value
Pyramid Broad Market Fixed Income Fund	80,116,477	$ 219,795,549	44,333,798	$ 111,727,378
Pyramid Equity Index Fund	101,518	249,899,335	107,258	321,705,847
Harris Corporation common stock	1,285,222	46,576,445	1,161,340	31,600,062

Cash and cash equivalents of the Plan at June 30, 2002 and 2001 include (but is not limited to) the following:

	2002		2001	
	Shares	Fair Value	Shares	Fair Value
Pyramid Directed Account Cash Fund	33,935,724	$ 33,935,724	66,482,668	$ 66,482,668

Pyramid Funds are managed by Bankers Trust Company, the Plan's Trustee.

15

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2002 and 2001

4.   Investments

Investment income of the Plan during the years ended June 30, 2002 and June 30, 2001 is as follows:

	2002	2001
Net appreciation (depreciation) in fair value as determined by quoted market prices:		
U.S. government securities	$ 4,788,060	$ 4,749,441
Corporate debt securities	576,952	2,275,907
Foreign debt securities	(14,608)	205,295
Corporate equity securities	(110,043,242)	(113,526,034)
Registered investment companies	(5,275,100)	(386,449)
Morgan Stanley International Magnum Fund	(7,843,023)	(19,639,081)
Putnam New Opportunities Fund	(2,173,184)	(9,641,371)
	(119,984,145)	(135,962,292)
Net appreciation (depreciation) in fair value as determined by investee company:		
Pyramid Broad Market Fixed Income Fund	13,470,302	19,308,875
Pyramid Equity Index Fund	(57,264,368)	(64,888,024)
	(43,794,066)	(45,579,149)
Interest and dividends	43,315,246	55,820,023
Totals	$(120,462,965)	$(125,721,418)

The fair value of individual investments that represent 5% or more of plan net assets at June 30, 2002 are as follows:

Pyramid Equity Index Fund	$249,899,335
Pyramid Broad Market Fixed Income Fund	$219,795,549

16

HARRIS CORPORATION RETIREMENT PLAN

Notes to Financial Statements

June 30, 2002 and 2001

5.   Tax Status

The plan obtained its latest determination letter on August 18, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust is tax-exempt as of June 30, 2002. Therefore, no provision for income taxes has been included in the Plan's financial statements.

17

Supplemental Schedules

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002	GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 1

ACCOUNT 124079 — COMBINED

HARRIS CORPORATION
RETIREMENT PLAN
COMBINED REPORT

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
COOPER INDUSTRIES LTD COM USD5 CLASS 'A' (FORMERLY COOPER INDUSTRIES INC)	73,500.000	2,687,593.08	2,888,550.00
FRESH DELMONTE PRODUCE COM STK	13,500.000	326,803.00	337,500.00
INGERSOLL RAND CO CL 'A' COM STK USD2	95,900.000	4,554,537.02	4,378,794.00
IPC HLDGS LTD ORD	7,400.000	249,937.22	225,996.00
NABORS INDUSTRIES LTD COM STK (FORMERLY NABORS INDUSTRIES INC)	10,900.000	347,556.56	384,770.00
O2MICRO INTERNATIONAL LIMITED COMMON STOCK	35,800.000	582,830.56	370,530.00
TRANSOCEAN INC COM USD0.01 (FORMERLY TRANSOCEAN SEDCO FOREX INC)	16,600.000	746,836.65	517,090.00
WEATHERFORD INTL LTD COM USD1 (FORMERLY WEATHERFORD INTERNATIONAL INC)	11,500.000	572,530.40	496,800.00
TARO PHARMACEUTICAL INDS LTD ORD	16,850.000	518,287.08	413,162.00
VERISITY LTD ORD	21,775.000	364,649.60	377,578.50
FOREIGN CURRENCIES	0.190	0.19	0.19
PYRAMID DISCRETIONARY ACCOUNT CASH FUND	0.000	0.00	0.00

| DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK | SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002 | GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 2 |

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PYRAMID DIRECTED ACCOUNT CASH FUND	38,162,140.750	38,162,140.75	38,162,140.75
RESERVE INVESTMT FUND INC 05/20/2000	4,621,971.340	4,621,971,34	4,621,971,34
HARRIS RETIREMENT PLAN LOAN	22,232,964.11	-0-	22,232,964.11
AFLAC CORP	21,700.000	566,173.14	694,400.00
AOL TIME WARNER COMMON STOCK	374,900.000	10,366,054.51	5,514,779.00
AT&T CORP COM	292,024.000	4,875,572.70	3,124,656.80
AT&T WIRELESS SVCS INC COMMON STOCK	66,700.000	579,295.55	390,195.00
ABBOTT LABORATORIES COM NPV	66,200.000	2,723,759.53	2,492,430.00
ACCRBDO HEALTH INC COM	8,025.000	352,932.08	370,273.50
ADOBE SYSTEMS COM NPV	5,600.000	248,225.92	159,600.00
ADVENT SOFTWARE INC COM	9,425.000	220,233.50	242,222.50
AGERE SYSTEMS INC CL 'A' COM STK USD0.01	147,932.000	892,826.68	207,104.80
AGERE SYSTEMS INC CL 'B' COMMON STOCK USD.0.01	44,975.000	398,945.77	67,462.50
AGILENT TECHNOLOGIES INC COMMON STOCK USD0.01	26,100.000	1,150,672.55	617,265.00

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002	GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 3

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
AIR PRODS & CHEMS INC COM	81,650.000	3,822,598.85	4,120,875.50
AIRBORNE INC COMMON STOCK US$1 (FORMERLY AIRBORNE FREIGHT CORP)	15,500.000	356,607.00	297,600.00
ALBERTSONS INC COM	9,000.000	303,567.44	274,140.00
ALCOA INC COM	8,900.000	345,764.11	295,035.00
SSGA US EXTENDED MARKET INDEX FUND	428,783.425	4,243,106.33	3,894,211.07
SSGA RUSSELL 2000 GROWTH INDEX FUND	969,067.270	8,925,694.34	7,712,806.40
STI CLASSIC INSTITUTIONAL CASH MGMT MONEY MARKET FUND	59,862,403.540	59,862,403.54	59,862,403.54
ALIGN TECHNOLOGY INC COMMON STOCK	29,475.000	145,097.21	115,542.00
ALLERGAN INC COM USD0.01	16,400.000	1,333,003.91	1,094,700.00
ALLIANCE GAMING CORP COM	7,200.000	104,059.00	89,856.00
ALLSTATE CORP COM STK USD0.01	20,900.000	814,658.80	772,882.00
ALLTEL COM USD1	47,200.000	1,871,869.02	2,218,400.00
ALTERA COM NPV	128,440.000	1,637,963.73	1,746,784.00
AMERADA HESS CORP COM	39,900.000	2,360,202.10	3,291,750.00
AMERICAN EXPRESS CO COM	108,400.000	3,654,678.64	3,937,088.00

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002	GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 4

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
AMERICAN INTL GROUP INC COM	164,396.000	8,006,347.00	11,216,739.00
AMERICAN MED SYS HLDGS INC COM	9,200.000	220,410.71	184,552.00
AMERICAN TOWER SYS CORP CL A COM	12,500.000	97,477.48	43,125.00
AMERIPATH INC COM	17,700.000	519,318.00	397,012.00
AMERUS GROUP CO COMMON STOCK	5,900.000	213,595.98	218,890.00
AMERIGROUP CORP COM STK NPV	11,250.000	270,432.88	306,900.00
AMGEN CORP COM NPV	22,400.000	1,141,063.03	938,112.00
AMSURG CORP COM STK	15,575.000	462,760.75	408,999.50
ANALOG DEVICES INCORPORATION COM STK USDO.16 2/3	25,200.000	1,550,828.19	748,440.00
ANHEUSER BUSCH COS INC COM	5,700.000	208,734.30	285,000.00
AON CORP COM	38,100.000	1,207,620.85	1,123,188.00
APPLIED MICRO CIRCUITS CORP CDT-COM	65,520.000	2,345,191.39	309,909.60
APPLIED MATLS INC COM	48,300.000	1,149,111.00	918,666.00
ARMSTRONG HLDGS INC COM	17,500.000	1,074,785.54	31,325.00
ARTHROCARE CORP COM STK	2,325.000	41,508.46	29,899.50

DEUTSCHE BANK TRUST COMPANY
AMERICAS
NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE
OF ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS
(TRADE-DATED)
08/26/02 E25A CAHASR PAGE 5

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
AUTOMATIC DATA PROCESSING INC COM STK USD0.10	99,090.000	3,520,992.83	4,315,369.50
AVERY DENISON CORP COM	6,800.000	449,582.42	426,700.00
AVON PRODS INC COM	24,500.000	1,054,086.60	1,279,880.00
B J SERVICES	9,900.000	336,352.84	335,412.00
BP PLC ADR COM	84,756.000	3,152,339.72	4,279,330.44
BAKER HUGHES COM US	54,800.000	1,689,959.11	1,824,292.00
BANK OF AMERICA CORP COM STK USD0.01 (FRMLY BANKAMERICA CORP)	33,400.000	1,811,049.11	2,350,024.00
BANC ONE CORP COM NPV	122,200.000	4,561,176.25	4,702,256.00
BAXTER INTL INC COM	21,500.000	1,171,068.09	955,675.00
BEA SYS INC COM	24,800.000	687,121.25	235,848.00
BECTON DICKINSON & CO COM	41,200.000	1,196,133.86	1,419,340.000
BED BATH AND BEYOND COM STK USD0.01	9,400.000	317,151.22	354,756.00
BELLSOUTH CORP COM	75,900.000	2,653,264.23	2,390,850.00
BEST BUY INC COM	20,700.000	758,952.95	751,410.00
BIOGEN INC COM NA	6,800.000	326,219.27	281,724.00

| DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK | SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002 | GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 6 |

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
BLACK & DECKER CORP COM USD0 .50	21,700.000	673,635.78	1,045,940.00
BOB EVANS FARMS INC COM	3,100.000	79,366.50	97,588.00
BOEING CO COM	105,430.000	4,625,514.37	4,744,350.00
BOSTON SCIENTIFIC CORP COM	12,700.000	325,140.63	372,364.00
BOWNE & CO INC COM	31,700.000	503,457.34	467,258.00
BRINKER INTERNATIONAL COM STK US$0.10	19,000.000	526,327.29	603,250.00
BRISTOL MYERS SQUIBB CO COM	212,690.000	9,682,188.64	5,466,133.00
BROCADE COMMUNICATIONS SYS INC COMMON STOCK	13,900.000	577,355.18	242,972.00
BROWN FORMAN GROUP CL B	30,400.000	1,561,670.40	2,097,600.00
CDW COMPUTERS CENTRE INC COM STK USD0.01	6,500.000	238,461.32	304,265.00
CEC ENTMT INC COM STK	7,350.000	341,048.56	303,555.00
C H ROBINSON WORLDWIDE INC COM	4,550.000	133,679.92	152,561.50
CVS CORP COM	12,900.000	700,909.74	394,740.00
CABOT MICROELECTRONICS COMMON STOCK	19,475.000	1,127,019.22	840,541.00
CADENCE DESIGN SYSTEMS INC COM STK USD0.01	6,926.000	121,986.41	111,647.12

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002	GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 7

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
CAMPBELL SOUP CO COM	56,900.000	2,191,403.67	1,573,854.00
CARDINAL HEALTH INC COM STK NPV	15,500.000	660,890.42	951,855.00
CENDANT CORPORATION COMMON STOCK (RERBF TO 2214638)	28,100.000	534,218.49	446,228.00
CHARLES RIV ASSOCS INC	13,125.000	261,712.50	263,025.00
CHEVRONTEXACO CORP COM STK	142,270.000	10,640,471.46	12,590,895.00
CHICO'S FAS INC COMMON STOCK USD0.01	9,076.000	243,347.69	329,640.32
CHRISTOPHER & BANKS CORP COMMON STOCK USD0.01 (FORMERLY BRUANS FASHIONS)	6,400.000	204,443.53	270,720.00
CHUBB CORP COM	35,900.000	2,267,867.44	2,541,720.00
CINERGY CORP COM	37,290.000	1,183,512.23	1,342,067.10
CISCO SYSTEMS COMMON STOCK NPV	454,490.000	8,762,611.85	6,340,135.50
CINTAS CORP COM	11,500.000	523,765.22	568,445.00
CITIGROUP INC COM	256,917.000	8,453,874.67	9,955,533.75
CLEAR CHANNEL COMMUNICATIONS INC COM	19,600.000	1,118,733.92	627,592.00
CLOROX CO COM	37,000.000	1,166,407.13	1,529,950.00

| DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK | SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002 | GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 8 |

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
COCA COLA CO COM	78,500.000	4,468,273.68	4,396,000.00
COGNIZANT TECHNOLOGY SOLUTIONS CORP COM STK USD0.01	5,200.000	229,600.06	279,500.00
COLGATE PALMOLIVE CO COM	10,800.000	554,356.01	540,540.00
COLONIAL BANCGROUP INC COM	12,400.000	161,007.99	186,000.00
COMCAST CORP CL A SPL	29,400.000	942,794.48	700,896.00
COMMERCIAL METALS CO COM	18,000.000	412,913.26	422,460.00
COMPUTER SCIENCES COM $US1	20,600.000	1,303,903.29	984,680.00
COMPUWARE CORP COM STK USD0.01	23,900.000	325,546.14	145,073.00
CONCORD EFS COM STK USD0.33 1/3	19,600.000	509,126.29	590,744.00
CONSTELLATION ENERGY GROUP NPV FRMLY (BALTIMORE GAS & ELECTRIC COM)	85,900.000	2,294,325.86	2,520,306.00
COOPER COS INC COM STK USD0.10	4,000.000	199,517.00	188,400.00
COOPER INDS INC COM	0.000	0.00	0.00
COPART INC COM STK NPV	22,000.000	485,441.28	357,060.00
CORNING INC COM	63,000.000	875,389.80	223,650.00
CORRECTION CORP OF AMERICA COMMON STOCK FRMLY (CCA PRISON REALTY CORP)	9,200.000	145,662.10	159,160.00

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002	GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 9

ACCOUNT 124079 — COMBINED　　　　　HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
COX COMMUNICATIONS INC CLASS 'A' COM STK USD0.01	15,200.000	531,833.69	418,760.00
CREE INC COMMON STOCK USD0.005 (FORMERLY CREE RESEARCH INC)	17,975.000	431,697.60	237,809.25
CROWN CORK & SEAL COM STK USD5	36,800.000	320,678.00	252,080.00
CTI MOLECULAR IMAGING INC COM	2,500.000	42,500.00	57,350.00
CURTISS-WRIGHT CORP COM STK USD1	2,300.000	112,701.46	184,000.00
CYMER INC COM STK USD0.001	1,100.000	56,208.90	38,544.00
DANAHER CORP COM	13,100.000	727,523.89	869,185.00
DEAN FOODS INC COM STK USD0.01 (FORMERLY SUIZA FOODS CORP)	9,800.000	334,833.36	365,540.00
DEERE & CO COM $US1	105,300.000	4,288,855.75	5,043,870.00
DELL COMPUTER COM USD1	205,180.000	6,664,155.70	5,363,405.20
DELPHI FINANCIAL GROUP INC CLASS 'A' COM STK USD0.01	2,600.000	87,306.00	112,710.00
DISNEY WALT CO DISNEY COM	169,117.000	4,482,161.75	3,196,311.30
DODGE & COX STK FD COM	205,239.316	20,159,141.06	20,133,976.90
DOLE FOOD CO COMMON STOCK (FORMERLY CASTLE & COOK INC)	4,900.000	162,431.00	141,365.00

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 10

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
DOLLAR THRIFTY AUTOMOTIVE GROUP INC COM	10,500.000	253,122.93	271,950.00
DOLLAR TREE STORES INC COM STK USD0.01	7,925.000	240,976.28	312,324.25
DONNELLEY R R & SONS CO COM	46,400.000	1,417,111.56	1,278,320.00
DORAL FINL CORP COM	3,150.000	119,516.72	105,178.50
DOW CHEM CO COM	55,800.000	1,612,834.43	1,918,404.00
DOW JONES COM USD1	109,400.000	5,701,954.40	5,300,430.00
DOWNEY FINL CORP COM	4,600.000	193,066.50	217,580.00
DRESS BARN INC COM	7,600.000	98,721.72	117,572.00
DU- PONT DE NEMOURS COM USD0.60	64,300.000	2,745,277.38	2,854,920.00
DUKE ENERGY CORPORATION	59,900.000	1,851,366.06	1,862,890.00
DUN & BRADSTREET CORP DEL NEW COMMON STOCK	31,700.000	521,406.69	1,047,685.00
EMC CORP MASSACHUSETTS COM STK USD0.01	120,420.000	6,534,004.64	909,171.00
ESS TECHNOLOGY	6,700.000	151,301.40	117,518.00
EAST WEST BANCORP INC COM	2,700.000	70,348.30	93,204.00
EASTMAN KODAK CO COM	69,400.000	3,352,614.41	2,024,398.00
EATON CORP COM	15,400.000	992,389.73	1,120,350.00

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
08/26/02 E25A CAHASR PAGE 11

ACCOUNT 124079 — COMBINED HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
ECHOSTAR COMMUNICATIONS CORP CLASS 'A' COM STK USD0.01	12,800.000	727,283.21	237,568.00
EL PASO CORPORATION COMMON STOCK USD3 (FORMERLY EL PASO ENERGY CORP)	59,100.000	1,299,260.52	1,218,051.00
ELECTRONIC DATA SYS CORP NEW COMMON STOCK	6,300.000	346,872.41	234,045.00
EMBARCADERO TECHNOLOGIES INC COM	13,900.000	222,166.41	85,902.00
EMCOR GROUP COM STK USD0.10	3,000.000	148,864.87	176,100.00
EMERSON ELEC CO COM	10,800.000	601,300.74	577,908.00
ESCO TECHNOLOGIES INC COMMON STOCK	2,900.000	100,037.32	101,500.00
EXELON CORP COMMON STOCK	30,525.000	1,127,825.54	1,596,457.50
EXPEDITORS INTERN OF WASHINGTON INC COM STK US$0.01	6,600.000	189,418.16	218,856.00
EXPRESS SCRIPTS INC CLASS 'A' COMMON STOCK USD0.01	11,300.000	542,928.18	566,243.00
EXXON MOBIL CORP COMMON STOCK	348,664.000	10,530,145.86	14,267,330.88
FTI CONSOLTING INC COM	9,900.000	216,867.40	346,599.00
FACTSET RESR SYS INC COM	10,825.000	369,663.24	322,260.25

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 12

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
FAMILY DOLLAR STORES, INC COM STK USD0.10	18,170.000	472,306.62	640,492.50
FREDIE MAC COM	122,670.000	5,408,837.12	7,507,404.00
FEDERAL NATIONAL MORTGAGE ASSOC COM NRV	131,030.000	6,955,568.61	9,663,462.50
FIDELITY NATL FINL INC COM	16,350.000	366,557.00	516,660.00
FIFTH THIRD BANCORP COM STK NPV	16,100.000	995,136.97	1,073,065.00
FINANCIAL FED CORP COM	5,000.000	156,780.05	165,500.00
FIRST DATA CORP COM	46,000.000	1,669,604.62	1,711,200.00
FLAGSTAR BANCORP INC COM	11,050.000	172,041.34	255,255.00
FIRST ENERGY CORP COMMON STOCK	37,035.000	796,878.66	1,236,228.30
FIVE STAR QUALITY CARE INC COM USD0.01	119.000	862.85	665.21
FLEET BOSTON FIN CORP COM STK USD.01 (FORMERLY FLEET BOSTON CORP)	90,199.000	2,466,325.66	2,917,937.65
FLEMING COS INC COM	15,900.000	326,596.02	288,585.00
FLORIDA ROCK INDUSTRIES, INC COM STK USD0.10	7,000.000	260,208.16	250,670.00
FLOWSERVE CORP COM	5,900.000	179,527.62	175,820.00

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 13

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
FOOTSTAR INC COM	5,800.000	180,473.60	141,926.00
FORD MOTOR COMMON STOCK	73,600.000	1,707,394.00	1,177,600.00
FORD CAPITAL TRUST 6.500% CNV PREFERRED STOCK	12,500.000	625,000.00	703,125.00
FOREST LABS INC COM	10,700.000	791,959.14	757,560.00
FORTUNE BRANDS INC COM	49,700.000	1,390,652.63	2,783,200.00
FORWARD AIR CORP COM	4,975.000	164,224.75	163,080.50
GBC BANCORP CALIF COM	5,800.000	175,407.04	167,910.00
GAP STORES INC COM	35,800.000	493,046.02	508,360.00
GENERAL ELECTRIC CO (U.S.)	594,160.000	18,247,859.28	17,260,348.00
GENERAL MILLS INC COM	36,200.000	1,270,929.28	1,595,696.00
GENUINE PARTS CO COM	63,000.000	1,872,929.31	2,196,810.00
GENZYME CORP COM BIOSURGERY	6.000	57.77	27.18
GEORGIA GULF CORP COM PAR $0.01	9,800.000	244,847.18	259,112.00
GETTY IMAGES INC COM	3,350.000	73,878.89	72,929.50
GILLETTE CO COM	135,500.000	4,657,563.37	4,589,385.00

DEUTSCHE BANK TRUST COMPANY
AMERICAS
NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE
OF ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS
(TRADE-DATED)
08/26/02 E25A CAHASR PAGE 14

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
GOLDEN WEST FINANCIAL COM USD0.10	6,900.000	426,904.66	474,582.00
GOLDMAN SACHS GROUP INC COMMON STOCK	47,740.000	3,963,244.35	3,501,729.00
GRACO INC COM	5,500.000	145,480.04	138,270.00
GREAT LAKES CHEM COM USD1	58,400.000	2,477,730.58	1,547,016.00
GREATER BAY BANCORP COM STK NPV	3,600.000	107,235.72	110,736.00
GUIDANT CORP COM	2,900.000	104,469.16	87,667.00
HRPT PPTYS TR COM SH BEN INT	34,100.000	300,650.79	301,785.00
HARRIS CORP DEL COM	1,285,222.000	36,072,433.32	46,576,445.28
HASBRO INC COM	109,400.000	1,647,941.40	1,483,464.00
HEALTH MANAGEMENT ASSOC CLASS 'A' USD0.01	23,000.000	470,350.98	463,450.00
HERCULES INC COM	87,200.000	3,082,140.08	1,011,520.00
HERSHEY FOODS CORP COM	26,000.000	1,405,577.37	1,625,000.00
HEWLETT PACKARD CO COM	147,804.000	4,063,157.35	2,258,445.12
HIBBETT SPORTING GOODS INC COM STK USD0.01	5,100.000	108,743.56	129,540.00
HIGHWOODS PPTYS INC COM	8,600.000	224,840.00	223,600.00
HILTON HOTELS CORP COM USD2.50	122,200.000	1,734,180.90	1,698,580.00

DEUTSCHE BANK TRUST COMPANY
AMERICAS
NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE
OF ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS
(TRADE-DATED)
08/26/02 E25A CAHASR PAGE 15

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
HOME DEPOT INC COM	174,790.000	6,292,253.60	6,420,036.70
HONEYWELL INTERNATIONAL COM STK USD1 FORMERLY ALLIEDSIGNAL INC	219,310.000	7,188,938.92	7,726,291.30
HOUSEHOLD INTL CORP COM	11,700.000	760,684.07	581,490.00
HUBBELL HARVEY INC CL B	42,700.000	1,316,704.73	1,458,205.00
HUMAN GENOME SCIENCES INC COM	11,000.000	654,736.86	147,400.00
HURRICANE HYDROCARBONS LTD CL A	15,800.000	277,220.98	147,730.00
ICU MEDICAL INC COMMON STOCK USD0.01	15,700.000	477,746.87	485,130.00
IDACORP INC COMMON STOCK NPV	3,600.000	146,343.74	99,720.00
IKON OFFICE SOLUTIONS INC (FORMERLY ALCO STANDARD CORP)	10,700.000	142,155.90	100,580.00
ILEX ONCOLOGY INC COMMON STOCK USD0.01	13,875.000	347,532.62	195,498.75
ILLINOIS TOOL WKS INC COM	8,600.000	515,697.33	587,380.00
INDEPENDENT BANK CORP (MASS) COM STK USD0.01	6,700.000	152,546.15	153,363.00
INNKEEPERS USA COM STK USD0.01	8,800.000	92,153.00	84,304.00
INTEGRATED CIRCUIT SYSTEMS COMMON STOCK	23,100.000	480,710.15	466,389.00

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002	GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 16

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
INTEGRATED DEVICE TECHNOLOGY COM NPV	17,400.000	565,805.65	315,636.00
INTEL CORP COMMON STOCK USD0.001	410,480.000	11,499,964.19	7,499,469.60
INTERACTIVE DATA CORPORATION COM STK (FORMERLY DATA BROADCASTING INC)	6,400.000	110,319.47	93,184.00
INTERNATIONAL BUSINESS MACHS CORP COM	24,500.000	2,580,757.73	1,764,000.00
INTERNATIONAL FLAVORS & FRAGRANCES INC COM	57,500.000	2,270,000.70	1,868,175.00
INTERNATIONAL PAPER CO COM	80,896.000	2,898,034.60	3,525,447.68
INTERNATIONAL RECTIFIER CORP COMMON STOCK USD1	8,900.000	433,943.36	259,435.00
INTERNATIONAL SPECIALTY PRODUCTS	3,200.000	30,882.99	24,640.00
INTERSIL CORP CL A COMMON STOCK USD0.01	11,200.000	359,676.48	239,456.00
INVESTMENT TECHNOLOGY GROUP INC NEW COM	8,100.000	363,994.42	264,870.00
JDS UNIPHASE CORP COM	22,100.000	154,911.61	59,007.00
JP MORGAN CHASE & CO COMMON STOCK (FORMERLY CHASE MANHATTAN CORP)	93,160.000	3,000,171.67	3,159,987.20
JABIL CIRCUIT INC	150,390.000	3,773,792.43	3,174,732.90
JOHNSON & JOHNSON COMMON STOCK	160,720.000	7,830,234.30	8,399,227.20

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
08/26/02 E25A CAHASR PAGE 17

ACCOUNT 124079 — COMBINED

HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
KLA-TENCOR CORPORATION COM STK USD0.001 (FORMERLY KLA INSTRUMENTS)	13,800.000	770,792.22	607,062.00
KT CORP SPONSORED ADR	18,800.000	443,908.25	407,020.00
KANEB PIPELINE PARTNERS COM UNITS NPV	1,900.000	73,095.09	71,592.00
KELLOGG CO COM	29,200.000	952,482.99	1,047,112.00
KIMBERLY CLARK CORP COM	32,000.000	1,805,620.42	1,984,000.00
KING PHARMACEUTICALS INC COM	10,600.000	407,738.98	235,850.00
KNIGHT RIDDER INC	43,500.000	2,001,912.16	2,738,325.00
KNIGHT TRANSPORTATION INC COM	17,750.000	336,159.75	411,622.50
KOHL'S CORP COM	13,300.000	814,250.42	932,064.00
KRAFT FOODS INC CLASS "A" COMMON STOCK NPV	18,200.000	596,583.65	745,290.00
LNR PPTY CORP COM	11,600.000	363,436.94	400,200.00
LSI LOGIC CORP COM STK USD0.01	29,100.000	1,041,009.53	254,625.00
LAM RESEARCH CORPORATION COM. STK. NPV	11,500.000	318,984.26	206,770.00
LANDRYS SEAFOOD RESTAURANTS COM	6,100.000	117,230.40	155,611.00

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
08/26/02 E25A CAHASR PAGE 18

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
LANDSTAR SYS INC COM	1,100.000	80,641.00	117,535.00
ESTEE LAUDER CO COM	14,500.000	626,386.41	510,400.00
LEGGET & PLATT INC COM	18,100.000	389,430.84	423,540.00
LILLY ELI & CO COM	11,659.000	824,517.17	657,567.60
LINCARE HOLDINGS INC COM	11,150.000	320,485.11	360,145.00
LINCOLN NATIONAL CORP COM USD1.25	20,900.000	662,900.08	877,800.00
LINEAR TECHNOLOGY CORP COM	17,700.000	509,836.14	556,311.00
LINENS & THINGS INC COM STK USD0.01	8,725.000	219,508.50	286,267.25
LIZ CLAIBORNE COM USD1	15,700.000	412,170.89	499,260.00
LOCKHEED MARTIN CORP COM	41,400.000	1,620,502.11	2,877,300.00
LOWES COS INC COM	38,400.00	1,255,612.04	1,743,360.00
LUCENT TECHNOLOGIES INC COM STK USD0.01	181,100.000	2,043,208.55	300,626.00
LUCENT TECHNOLOGY 8.000% CONV PREFERRED STOCK	145.000	145,000.00	70,325.00
LUCENT PFD CONV 8.00%	910.000	722,095.90	441,350.00
MAF BANCORP INC COM	4,900.000	148,303.00	184,240.00

SCHEDULE II

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
MBIA COM	10,650.000	414,521.15	602,044.50
MBNA CORP COM	15,100.000	577,990.73	499,357.00
MGIC INVT CORP WIS COM	46,260.000	1,735,454.97	3,136,428.00
MTC TECHNOLOGIES INC COM USD0.001	0.000	1,700.00	0.00
MACROVISION CORP COM STK	10,875.000	340,811.92	142,571.25
MANHATTAN ASSOCS INC COM	6,600.000	197,329.45	212,256.00
MARATHON OIL CORP COM STK (FORMERLY USX-MARATHON GROUP)	41,500.000	1,043,813.19	1,125,480.00
NASCO CORP COM	206,790.000	5,146,081.01	5,606,076.90
MAXIM INTEGRATED PRODUCTS COM STK NPV	36,360.000	594,368.48	1,393,678.80
MAY DEPT STORES CO COM	58,450.000	1,718,671.78	1,924,758.50
MCCORMICK & CO, INC COM NON.V NPV	25,900.000	340,351.90	666,925.00
MCDONALDS CORP COM	120,900.000	3,480,493.60	3,439,605.00
MCGRAW HILL COMPANIES INC COM	15,900.000	876,382.97	949,230.00
MCKESSON CORP COM	28,300.000	926,478.24	925,410.00

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
08/26/02 E25A CAHASR PAGE 20

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
MEADWESTVACO CORPORATION COM NPV	23,300.000	550,831.16	781,948.00
MEDIACOM COMMUNICATIONS CORP CL A	28,300.000	453,044.22	220,457.00
MEDTRONIC INC COM	164,926.000	5,904,445.26	7,067,079.10
MELLON FINL CORP COM	97,900.000	2,358,786.80	3,076,997.00
MERCANTILE BANKSHARES CORP COM	35,500.000	940,718.24	1,456,565.00
MERCK & CO INC COM	222,480.000	12,120,092.06	11,266,387.20
HERITAGE CORP COM	3,600.000	101,878.47	164,340.00
MERRILL LYNCH & CO INC COM	24,600.000	1,565,278.53	996,300.00
METRIS COS INC COM	10,150.000	227,522.44	84,346.50
MICREL INC COM	27,200.000	439,070.04	391,136.00
MICROSOFT CORP COMMON STOCK	316,852.000	17,470,343.50	17,331,804.40
MICRON TECHNOLOGY INC COM STK USD0.10	32,100.000	1,291,737.00	649,062.00
MILLIPORE CORP COM	9,500.000	478,667.89	303,810.00
MONOLITHIC SYSTEMS TECHNOLOGY INC COM STK USD0.01	11,625.000	139,544.83	127,991.25
MOODYS CORP COMMON STOCK	28,100.000	687,066.56	1,397,975.00

DEUTSCHE BANK TRUST COMPANY
AMERICAS
NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE
OF ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS
(TRADE-DATED)
08/26/02 E25A CAHASR PAGE 21

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
MOOG INC CLASS 'A' (LTM.V) USD1	6,700.000	151,222.64	287,296.00
MORGAN STANLEY DEAN WITTER DISCOVER & CO COM NEW	83,310.000	6,107,719.16	3,588,994.80
MOTOROLA INC M COM USD3.00	164,478.000	3,650,033.70	2,399,734.02
MUELLER INDS INC	3,500.000	117,127.00	111,125.00
MYLAN LABORATORIES COM USD0.50	5,800.000	211,579.49	181,830.00
MYRIAD GENETICS INC COM STK USD0.01	11,025.000	568,763.00	224,248.50
NVR INC COM STK USD0.01	775.000	187,392.39	250,325.00
NATIONAL CITY CORP COM USD4	41,800.000	862,410.75	1,389,850.00
NATIONAL DENTEX CORP COM	4,300.000	112,203.09	103,802.00
NATIONS FDS INC INTL VAL INV A	3,724,974.095	57,759,371.29	57,439,100.54
NETWORKS ASSOCS INC COM	16,400.000	397,868.33	316,028.00
NETWORKS APPLIANCE INC COM	18,500.000	274,858.28	230,140.00
NEW PLAN EXCEL RLTY TR INC COM	13,700.000	262,957.09	285,371.00
NEW YORK TIMES CO CL A	14,200.000	595,759.11	731,300.00

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002	GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 22

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
99 CENTS ONLY STORES COM	11,691.000	341,524.03	299,874.15
NISOURCE INC COM	82,200.000	1,835,095.61	1,794,426.00
NORFOLK SOUTHN CORP COM	88,100.000	2,448,264.74	2,059,778.00
NORTHERN TRUST CORP COM	4,500.000	210,663.68	198,270.00
NORTHROP COM NPV	5,200.000	609,132.31	650,000.00
NYFIX INC COMMON STOCK	6,025.000	110,884.44	51,212.50
ODYSSEY HEALTHCARE INC COM USD0.001	3,050.000	77,631.86	110,562.50
OMNICOM GROUP COM USDO.5	3,700.000	206,007.65	169,460.00
ORACLE CORP COM	279,040.000	7,866,004.90	2,642,508.80
O'REILLY AUTOMOTIVE INC COM STK USDO.01	26,750.000	955,818.09	737,230.00
ORTHODONTIC CTRS AMER INC COM	39,450.000	1,212,734.00	909,322.50
OWENS ILLINOIS COM USDO.001 (REREF FROM 2664909)	16,700.000	280,879.68	229,458.00
PDF SOLUTIONS INC COMMON STOCK USDO.001	12,850.000	178,307.10	93,933.50
PLX TECHNOLOGY INC COM	17,300.000	247,377.26	73,525.00

| DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK | SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002 | GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 23 |

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PMI GROUP INC COM STK NPV	81,470.000	1,376,564.86	3,112,154.00
PALL CORP COM USD0.25	90,500.000	2,005,781.20	1,877,875.00
PAPA JOHNS INTERNATIONAL INC COM STK NPV	5,300.000	149,252.44	176,967.00
PARKER HANNIFIN CORP COM NPV	15,100.000	654,939.69	722,629.00
PATINA OIL & GAS CORP COM	7,875.000	179,101.00	216,011.25
PAYCHEX INC COM	13,900.000	496,344.89	434,931.00
PEC SOLUTIONS INC COMMON STOCK USD0.01	16,049.000	381,813.66	383,892.08
PENNEY (JC) COM USD0.05	22,000.000	932,778.39	484,440.00
PEOPLESOFT INC COM	20,700.000	511,020.02	308,016.00
PEPSICO INC COM	147,390.000	6,801,609.75	7,104,198.00
PERICOM SEMICONDUCTOR CORP COM STK USD0.01	9,300.000	124,527.00	107,787.00
PFIZER INC COM	360,535.000	12,459,564.72	12,618,725.00
PHARMACIA CORP COMMON STOCK	20,300.000	926,380.48	760,235.00
PHILIP MORRIS COS INC COM	101,500.000	3,836,405.01	4,433,520.00
PHILIPS PETROLEUM COM $US1.25	13,300.000	856,525.23	783,104.00
PIMCO FDS MULTI MANAGER SER RCM GLOBAL TECHNOLOGY FD	246,196.043	5,955,996.41	5,091,334.17

DEUTSCHE BANK TRUST COMPANY
AMERICAS
NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE
OF ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS
(TRADE-DATED)
08/26/02 E25A CAHASR PAGE 24

ACCOUNT 124079 — COMBINED

HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PIONEER-STANDARD ELECTRONICS, INC COM STK NPV	21,700.000	301,668.85	225,463.00
POLYCON INC COM STK NPV	39,475.000	1,079,622.81	473,305.25
PRAXAIR INC. COM STK USD0.01	95,989.000	4,201,933.72	5,468,493.33
PRIORITY HEALTHCARE CORP CL B	10,450.000	336,098.48	245,575.00
PROCTER & GAMBLE CO COM	41,500.000	3,108,891.65	3,705,950.00
PROTEIN DESIGN LABS COM STK USD0.01	11,300.000	481,219.09	122,718.00
PRUDENTIAL FINANCIAL INC COM USD0.01	18,900.000	552,614.12	630,504.00
PSI TECHNOLOGIES HLDGS INC REPRESENTS 1 ORDINARY SHARE AMERICAN DEPOSITARY RECEIPT	7,925.000	58,997.45	43,587.50
PULTE HOMES INC COM	4,600.000	239,307.40	264,408.00
QUALCOMM INC COM STK USD0.0001	95,800.000	5,204,031.14	2,633,542.00
QUEST DIAGNOSTICS INC COM	3,600.000	326,340.37	309,780.00
QWEST COMMUNICATIONS INTL INC COM	396,600.000	4,027,621.94	1,110,480.00
RADIAN GROUP INC COM	127,503.000	2,786,254.26	6,228,521.55

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002	GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 25

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
RAYTHEON CO NEW COM STK USD0.01	36,400.000	1,123,469.15	1,483,300.00
READERS DIGEST ASSN INC CLASS "A" NV COMMON	62,600.000	1,223,416.87	1,172,498.00
REHABCARE GROUP INC COM	12,450.000	345,501.04	299,173.50
RELIANCE STL & ALUM CO COM	7,000.000	191,150.98	213,500.00
RENT A CTR INC COM	11,375.000	390,625.31	659,863.75
RESOURCES CONNECTION INC COM	9,850.000	247,783.08	265,851.50
ROCKWELL AUTOMATION INC NEW COM STK USD1	60,900.000	901,719.77	1,216,782.00
ROCKWELL COLLINS INC COM STK USD0.01	92,900.000	1,957,971.82	2,547,318.00
ROUSE COM USD 0.01	19,400.000	497,420.59	640,200.00
ROYAL DUTCH PETE CO N Y REGISTRY SH PAR N CLDR 1.25	46,300.000	2,085,178.90	2,559,001.00
RUDDICK CORP COM	9,600.000	157,773.28	162,816.00
SBC COMMUNICATIONS INC COM	169,252.000	6,620,246.71	5,162,186.00
SPX CORP COM STK USD10	23,380.000	2,768,942.50	2,747,150.00
SAFECO CORP	77,600.000	2,699,979.49	2,397,064.00

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 26

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
SAFEWAY STORES INC COM USD0.01	66,890.000	3,184,587.52	2,010,899.10
ST. JUDE MEDICAL INC COM STK USD0.10	13,400.000	511,956.32	494,795.00
ST PAUL COS INC COM	24,054.000	773,687.28	936,181.68
SALIX PHARMACEUTICALS LTD COMMON STOCK	19,725.000	284,964.50	301,003.50
SANMINA CORP COM STK USD0.01	193,820.000	5,287,292.05	1,223,004.20
SCHERING PLOUGH CORP COM	168,400.000	5,718,762.69	4,142,640.00
SCHLUMBERGER LTD COM	67,070.000	3,757,974.38	3,118,755.00
SCHWAB CHARLES CORP NEW COM	26,050.000	650,024.79	291,760.00
SEALED AIR CORP NEW COM	8,500.000	382,702.20	342,295.00
SHOPKO STORES INC COM	8,500.000	183,409.00	171,700.00
SIEBEL SYS INC COM	68,190.000	2,906,523.28	969,661.80
SIMON PPTY GROUP INC NEW COM	60,468.000	1,477,487.37	2,227,641.12
SMUCKER (J.M.) CO COMMON STOCK	426.000	13,289.13	14,539.38
SONY CORP ADR NEW 50 YEN SH	12,200.000	942,327.42	647,820.00
SOUTHWEST AIRLS CO COM COMMON STOCK	25,600.000	485,717.22	413,696.00

| DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK | SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002 | GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 27 |

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
SPRINT CORP COM	114,700.000	2,691,382.03	1,216,967.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC COM	82,202.000	3,123,030.27	2,703,623.78
STATE STREET PASSIVE BOND MARKET INDEX FUND	784,174.942	10,679,410.41	10,923,556.94
STATE STREET CORP COM	28,060.000	1,251,857.52	1,254,282.00
STATEN IS BANCORP INC COM	8,000.000	148,412.00	153,600.00
STERLING BANCSHARES INC	11,900.000	158,033.29	175,763.00
SUN MICROSYSTEMS COM USD0.0006	135,640.000	4,825,589.89	679,556.40
SUNGARD DATA SYSTEMS INC COM STK USD0.01	4,800.000	122,954.03	127,104.00
SUNRISE ASSISTED LIVING INC COM	8,000.000	240,796.25	214,400.00
SUPERTEK INC COM	9,300.000	204,774.99	163,866.00
SYMANTEC CORP COM STK USD0.01	6,864.000	253,627.82	225,482.40
SYMYX TECHNOLOGIES INC COM	11,650.000	208,196.76	162,168.00
SYNOPSYS INC COM STK USD0.01	8,100.000	439,499.03	443,961.00
TRW INC COM	8,500.000	291,938.12	484,330.00

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK

SCHEDULE H ITEM 41 — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 28

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
TARGET CORP COMMON STOCK USD.1667 FORMERLY DAYTON HUDSON CORP	95,930.000	2,579,934.55	3,654,933.00
TECHNE CORP COM	13,825.000	477,394.17	390,141.50
TECUMSEH PRODS CO COM CL A	900.000	46,081.17	47,772.00
TEKTRONIX INC COM	16,600.000	436,782.21	310,586.00
TENET HEALTHCARE CORP COM	97,410.000	1,916,902.07	4,646,457.00
TERADYNE, INC. COM STK USD0.125	21,900.000	850,678.89	514,650.00
TESORO PETE CORP COM	13,100.000	177,685.32	101,525.00
TEXAS INSTRS INC COM	106,100.000	3,545,920.86	2,514,570.00
3M CO COM STK NPV (FORMERLY MINNESOTA MINING & MFG)	25,800.000	2,254,162.65	3,173,400.00
TOLL BROS INC	7,050.000	162,976.43	206,565.00
TORO CO	6,500.000	374,159.06	369,460.00
TOWER AUTOMOTIVE INC COM	14,900.000	202,073.99	207,855.00
TOYS 'R' US COM USD0.10	113,000.000	1,965,018.86	1,974,110.00
TRIGON HEALTHCARE INC COM STK USD0.01	6,500.000	660,734.88	653,770.00
TRITON PCS HOLDINGS INC CLASS 'A' COMMON STOCK USD0.01	39,200.000	622,646.43	152,880.00

DEUTSCHE BANK TRUST COMPANY
AMERICAS
NEW YORK

SCHEDULE H ITEM 41 — SCHEDULE
OF ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS
(TRADE-DATED)
08/26/02 E25A CAHASR PAGE 29

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
TYCO INTL LTD NEW COM	28,900.000	1,112,947.09	390,439.00
UIL HOLDING CORPORATION COMMON STOCK	2,900.000	150,815.61	157,934.00
UST INC COM USDO.5	60,800.000	1,819,401.484	2,067,200.00
URS CORP COM STK USDO.01	7,300.000	201,608.42	204,400.00
UNION PAC CORP COM	60,700.000	3,224,456.37	3,841,096.00
UNITED PARCEL SERVICES CLASS B SHARS	4,400.000	274,378.84	271,700.00
UNITED STATES CELLULAR CORP COM STK USD1	3,050.000	134,479.81	77,622.00
UNITEDHEALTH GROUP INC COMMON STOCK USDO01COM USD1	12,400.000	931,898.73	1,135,220.00
UNIVERSAL CORP VA COM	10,000.000	362,287.88	367,000.00
UNOCAL CORP COM	72,700.000	2,534,813.74	2,685,538.00
UNUMPROVIDENT CORP COM	98,000.000	2,839,632.81	2,494,100.00
USTARCOM INC USD0.00125 (REFER FROM RUTSTAR)	16,500.000	396,245.30	332,805.00
VALERO ENERGY CORP NEW COM	3,200.000	137,063.29	119,744.00
VERIZON COMMUNICATIONS COMMON STOCK	82,434.000	3,386,374.12	3,309,725.10

DEUTSCHE BANK TRUST COMPANY
AMERICAS
NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE
OF ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS
(TRADE-DATED)
08/26/02 E25A CAHASR PAGE 30

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
VERITAS SOFTWARE CO COM	17,599.000	916,784.58	348,284.21
VIACOM INC CLASS B COMMON	33,307.000	1,362,872.72	1,477,831.59
VITESSE SEMICONDUCTOR CORP COM STK USD0.01	123,310.000	3,793,025.66	383,494.10
VOLT INFORMATION SCIENCES, INC COMMON STOCK	13,100.000	298,909.60	320,819.00
WACHOVIA CORP 2ND NEW COM	9,900.000	376,319.78	377,982.00
WAL MART STORES INC COM	198,480.000	6,778,454.01	10,918,384.80
WALGREEN CO COM	101,290.000	2,496,274.08	3,912,832.70
WASTE MGMT INC DEL COM	99,372.000	2,530,978.77	2,588,640.60
WATERS CORP COM STK USD0.01	10,300.000	351,127.98	275,010.00
WELLPOINT HEALTH NETWORK INC (NEW) CLASS A COM STK USD0.01	6,400.000	487,681.28	497,984.00
WELLS FARGO & CO NEW COM	37,000.000	1,175,453.08	1,852,220.00
WEST CORPORATION COMMON STOCK USD1 (FORMERLY WEST TELESERVICES CORP)	14,200.000	357,812.61	313,252.00
WEYERHAEUSER CO COM	41,560.000	1,913,322.86	2,653,606.00
WHOLE FOODS MARKET INC COM STK NPV	5,400.000	220,973.54	260,388.00

DEUTSCHE BANK TRUST COMPANY
AMERICAS
NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE
OF ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS
(TRADE-DATED)
08/26/02 E25A CAHASR PAGE 31

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
WOODWARD GOVERNOR CO COM	500.000	29,213.28	29,560.00
WRIGLEY (WILLIAM) JUNIOR CO COM STK NPV	47,790.000	2,612,827.59	2,645,176.50
WYETH USD0.3333 (FORMERLY AMERICAN HOME PRODUCTS CORP)	96,900.000	4,814,959.33	4,961,280.00
XILINX INC COMMON STOCK	8,800.000	406,473.03	197,384.00
XEROX CORP COM	41,000.000	944,991.26	285,770.00
YAHOO INC COM STK USD0.01	22,700.000	859,931.61	335,052.00
ZALE CORP COM NEW	2,000.000	84,046.40	72,500.00
ZIMMER HLDGS INC COM	21,960.000	705,791.34	783,093.60
ALLSTATE LIFE INSURANCE GIC #77064 5.430%	53,110,454.120	53,110,454.12	53,110,454.12
BUSINESS MEN'S ASSURANCE #1309 5.410% 05/05/2003	6,088,940.320	6,088,940.32	6,088,940.32
CDC INVESTMENT MGMT CORP BRIC #121-05 @ 6.020% 22/DEC/2002	5,011,569.420	5,011,569.42	5,011,569.42
STATE STREET BANK & TRUST GAC #97019 SYNTHETIC GIC #172481	64,852,351.000	64,852,351.00	64,852,351.00
PRUDENTIAL LIFE INSURANCE #10010-215 4.740% 02/11/2005	5,088,317.570	5,088,317.57	5,088,317.57

SCHEDULE II

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
08/26/02 E25A CAHASR PAGE 32

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
CDC INVESTMENT MGMT CORP BRIC #121-06 5.890% 06/08/2003	7,521,238.960	7,521,238.96	7,521,238.96
GE LIFE & ANNUITY ASSURANCE CO 7.160% 12/08/2003	11,938,041.750	11,938,041.75	11,938,041.75
MONUMENTAL LIFE INS CO MDA 00076FR 6.000% 04/19/2004	8,093,775.610	8,093,775.61	8,093,775.61
MONUMENTAL LIFE CONTRACT #00245TR 6.410% DTD 01JUL2000 DUE 01JUL2002	59,887,420.990	59,887,420.99	59,887,420.99
SUNAMERICA LIFE #4993 7.530% DTD 28MAY2000 DUE 23JUN2003	3,470,880.760	3,470,880.76	3,470,880.76
ALLSTATE LIFE INS #GA-6316 6.030% DTD 25JAN2001 DUE 27JAN2005	3,261,506.130	3,261,506.13	3,261,506.13
METROPOLITAN LIFE # GAC 25857 5.430% DTD 03/01/2001 DUE 03/31/2003	5,343,002.350	5,343,002.35	5,343,002.35
CAISSE DES DEPOT BRIC 121-07	8,036,634.500	8,036,634.50	8,036,634.50
ALLSTATE LIFE INS #GA-6326 5.930% DTD 19APR2001 DUE 19APR2005	5,357,877.390	5,357,877.39	5,357,877.39
MASS MUTUAL #35083 4.000% DTD 16NOV2001 DUE 22NOV2004	5,121,808.560	5,121,808.56	5,121,808.56
SECURITY LIFE OF DENVER #SA-0286 5.540% 07/12/2004	4,215,990.980	4,215,990.98	4,215,990.98

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES JUNE 30, 2002	GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/26/02 E25A CAHASR PAGE 33

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PRUDENTIAL CAP-MAC INSD #10010-214 4.960% DTD 09/06/2001 DUE 09/07/2004	5,198,124.310	5,198,124.31	5,198.124.31
SECURITY LIFE OF DENVER #SA-0240 5.360% 04/07/2004	5,333,208.330	5,333,208.33	5,333,208.33
METLIFE #GAC-28220 5.400% DTD 09AUG2001 DUE 10AUG2004	2,096,187.380	2,096,187.38	2,096,187.38
UBS AG #5012 5.898% 05/03/2005	56,421,072.520	56,421,072.52	56,421,072.52
NEW YORK LIFE GA30972-002 5.330% DTD 19JUN2001 DUE 28JUN2004	6,329,698.040	6,329,698.04	6,329,698.04
MASS MUTUAL LIFE INS CO #35069 5.030% DTD 04/06/2001 DUE 04/07/2003	5,312,575.920	5,312,575.92	5,312,575.92
BANK OF AMERICA NT&SA CONTRACT #99-220 GIC 5.96%	52,739,527.570	52,739,527.57	52,739,527.57
SUN AMERICA GIC #4991 7.530% DTD 14JUN2000 DUE 09JUN03	5,800,932.340	5,800,932.34	5,800,932.34
CHASE SYNTHETIC GIC# 433121-L/T 5.710% DTD 01JUN2000 DUE 01SEP2003	62,524,474.010	62,524,474.01	62,524,474.01
JOHN HANCOCK LIFE INS GAC #15017 7.420% 15AUG2005	9,582,862.180	9,582,862.18	9,582,862.18

DEUTSCHE BANK TRUST COMPANY
AMERICAS
NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE
OF ASSETS HELD FOR INVESTMENT
PURPOSES
JUNE 30, 2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS
(TRADE-DATED)
08/26/02 E25A CAHASR PAGE 34

ACCOUNT 124079 — COMBINED   HARRIS CORPORATION

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PRUDENTIAL GA#10010 6.170% 06/17/2003	6,364,450.160	6,364,450.16	6,364,450.16
NEW YORK LIFE INS #31340 4.190% 31JAN2005	5,139,672.270	5,139,672.27	5,139,672.27
NEW YORK LIFE INS CO GA 31340-002 4.120% DTD 15APR2002 DUE 15APR2004	2,017,107.210	2,017,107.21	2,017,107.21
METROPOLITAN LIFE INS CO GAC 28590 4.830% DTD 30APR2002 DUE 26APR2005	3,024,133.770	3,024,133.77	3,024,133.77
PYRAMID EQUITY INDEX FUND	101,518.242	283,433,267.68	249,899,334.87
PYRAMID BROAD MARKET BOND INDEX FUND	80,116,477.142	192,552,521.64	219,795,549.22
ACCOUNT TOTAL		1,854,583,136.08	1,843,258,339.96
LESS AMOUNTS INCLUDED IN CASH AND CASH EQUIVALENTS ON THE BALANCE SHEET		(98,024,544.96)	(98,024,544.96)
TOTAL INVESTMENTS		1,756,558,591.12	1,745,233,795.00

SCHEDULE III

DEUTSCHE BANK TRUST COMPANY
AMERICAS
NEW YORK

SCHEDULE H ITEM 4E — PART 2 —
SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
FROM 07/01/2001 TO 06/30/2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS
(TRADE-DATED)
08/27/02 PAGE 1

ACCOUNT 124079 — COMBINED

HARRIS CORPORATION
RETIREMENT PLAN
COMBINED REPORT

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEEDS OF DISPOSITIONS
AMDOCS LTD	2,300.000	96,791.80	
COM STOCK	13,500.000		350,636.18
ACCENTURE	6,300.000	157,789.98	
COM STK USD0.0000225	6,300.000		151,181.75
02MICRO INTERNATIONAL LIMITED	39,375.000	663,115.40	
COMMON STOCK	3,575.000		75,710.10
CHECK POINT SOFTWARE TECH	7,000.000	307,699.52	
COM	10,700.000		197,344.92
SUN INTL HOTELS LTD	10,000.000	299,750.00	
COM	10,000.000		251,100.03
RESERVE INVSTMT FUND INC	9,638,312.540	9,638,312.54	
05/20/2000	12,500,000.000		12,500,000.00
HARRIS RETIREMENT PLAN LOAN	14,052,962.200	14,052,962.20	
	11,408,372.340		11,408,372.34
ASAT HOLDINGS LTD	29,975.000	49,458.75	
AMERICAN DEPOSITARY RECEIPT	29,975.000		61,973.76
AMERICAN EXPRESS CO COMMERCIAL PAPER	2,000,000.000	1,992,621.67	
DISC DTD 11OCT2001 DUE 07DEC2001	2,000,000.000		1,992,621.67
AMER HONDA FIN CORP MTN BE144A			
COMMERCIA	2,000,000.000	1,996,080.00	
DISC DTD 07NOV2001 DUE 13DEC2001	2,000,000.000		1,996,080.00
CIT GROUP HLDGS INC COMMERCIAL PAPER	2,000,000.000	1,994,671.11	
DISC DTD 31OCT2001 DUE 14DEC2001	2,000,000.000		1,994,671.11
CELESTICA INC	800.000	31,327.52	
SUB VTG SHS	6,500.000		308,938.59

DEUTSCHE BANK TRUST
COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I PART 2 —
SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
FROM 07/01/2001 TO 06/30/2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL
BASIS (TRADE-DATED)
08/27/02 PAGE 2

ACCOUNT 124079 — COMBINED

HARRIS CORP
RETIREMENT PLAN
COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEEDS OF DISPOSITIONS
CHARTERED SEMICONDUCTOR MFG LTD	6,300.000	175,465.75	
ADR	6,300.000		151,631.41
DRESDNER US FIN COMMERCIAL PAPER	2,000,000.000	1,992,491.11	
DISC DTD 26OCT2001 DUE 27DEC2001	2,000,000.000		1,992,491.11
GENERAL ELEC CAP CORP COMMERCIAL PAPER	2,500,000.000	2,494,578.47	
DISC DTD 05NOV2001 DUE 12DEC2001	2,500,000.000		2,494,578.47
HOUSEHOLD FIN CORP SR MTNS BE COMMERCIAL	2,000,000.000	1,994,164.44	
DISC DTD 16NOV2001 DUE 07JAN2002	2,000,000.000		1,994,164.44
IBM CR CORP MTN BE COMMERCIAL PAPER	2,000,000.000	1,996,624.44	
DISC DTD 09NOV2001 DUE 10DEC2001	2,000,000.000		1,996,624.44
INCO LTD COM	19,000.000	268,103.95	
	19,000.000		366,137.74
J P MORGAN CHASE & CO COMMERCIAL PAPER	2,000,000.000	1,994,840.00	
DISC DTD 31OCT2001 DUE 13DEC2001	2,000,000.000		1,994,840.00
KOREA TELECOM SPONSORED ADR	16,100.000	379,192.50	
	16,100.000		379,192.50
KRAFT FOODS INC COMMERCIAL PAPER	2,000,000.000	1,993,902.22	
DISC DTD 19NOV2001 DUE 14JAN2002	2,000,000.000		1,993,902.22
MERCK & CO, INC COMMERCIAL PAPER	2,000,000.000	1,992,814.44	
DISC DTD 23OCT2001 DUE 20DEC2001	2,000,000.000		1,992,814.44
MINNESOTA MINING COMMERCIAL PAPER	1,000,000.000	997,483.06	
DISC DTD 30OCT2001 DUE 10DEC2001	1,000,000.000		997,483.06
MINNESOTA MINING COMMERCIAL PAPER	1,321,000.000	1,314,732.59	
DISC DTD 02OCT2001 DUE 11DEC2001	1,321,000.000		1,314,732.59
NICE INC COMMERCIAL PAPER	2,000,000.000	1,995,820.00	
DISC DTD 13NOV2001 DUE 21DEC2001	2,000,000.000		1,995,820.00

SCHEDULE III

DEUTSCHE BANK TRUST COMPANY AMERICAS
NEW YORK

SCHEDULE H ITEM 4I — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FROM 07/01/2001 TO 06/30/2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
08/27/02 PAGE 3

ACCOUNT 124079 — COMBINED

HARRIS CORPORATION RETIREMENT PLAN COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEEDS OF DISPOSITIONS
PHARMACIA CORP	28,200.000	1,274,500.93	
COMMON STOCK	36,341.000		1,569,730.33
PITNEY BOWES INC COMMERCIAL			
PAPER	2,000,000.000	1,996,208.32	
DISC DTD 07NOV2001 DUE 12DEC2001	2,000,000.000		1,996,208.32
7 ELEVEN INC COMMERCIAL PAPER	2,000,000.000	1,991,310.00	
DISC DTD 12OCT2001 DUE 17DEC2001	2,000,000.000		1,991,310.00
TAIWAN SEMICONDUCTOR			
MANUFACTURING	25,200.000	361,204.79	
ADS EACH CNV INTO 5 ORD TWD10	25,200.000		425,017.21
(RE-REF FROM XSEMITW)			
UBS FINANCE COMMERCIAL PAPER	2,000,000.000	1,992,230.00	
DISC DTD 040CT2001 DUE 27DEC2001	2,000,000.000		1,992,230.00
VERIZON NETWORK FUNDING			
COMMERCIAL PAPER	2,000,000.000	1,987,988.89	
DISC DTD 12OCT2001 DUE 14JAN2002	2,000,000.000		1,987,988.89
VODAFONE GROUP PLC NEW	25,000.000	534,711.82	
SPONSORED ADR	25,000.000		397,409.81
WELLS FARGO FINL INC COMMERCIAL			
PAPER	2,000,000.000	1,994,454.44	
DISC DTD 01NOV2001 DUE 17DEC2001	2,000,000.000		1,994,454.44
WESTPAC CAP CORP COMMERCIAL			
PAPER	1,500,000.000	1,490,404.17	
DISC DTD 21SEP2001 DUE 27DEC2001	1,500,000.000		1,490,404.17
METROPOLITAN LIFE INS COP	224,885.870	224,885.87	
GAC#-14095 7.18% 05/04/2000	6,511,964.350		1,490,404.17
ALLSTATE LIFE INSURANCE	25,520,084.280	25,520,084.28	
GIC #77064 5.430%	27,059,886.160		27,059,886.16
JACKSON NATIONAL LIFE	133,099.910	133,099.91	
G-1236-1	10,187,831.160		10,187,831.16
5.090% 09/28/2001			

DEUTSCHE BANK TRUST COMPANY
AMERICAS
NEW YORK

SCHEDULE H ITEM 4I PART 2 —
SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
FROM 07/01/2001 TO 6/30/2002

GLOBAL ASSETS — EB

PREPARED ON ACCRUAL BASIS
(TRADE-DATED)
08/27/02 PAGE 4

ACCOUNT 124079 — COMBINED

HARRIS CORPORATION RETIREMENT
PLAN COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEEDS OF DISPOSITIONS
CDC INVESTMENT MGMT CORP	236,469.380	236,469.38	
BRIC #121-05 @ 6.020%	237,937.770		237,937.77
22/DEC/2002			
STATE STREET BANK & TRUST	17,877,566.170	17,877,566.17	
GAC #97019	3,497,699.290		3,497,699.29
SYNTHETIC GIC #172481			
CDC INVESTMENT MGMT CORP	353,175.280	353,175.28	
BRIC #121-06	355,571.270		355,571.27
5.890% 06/08/2003			
MONUMENTAL LIFE INS CO	212,227.190	212,227.19	
MDA-00086FR	3,625,802.740		3,625,802.74
6.550% 06/13/2002			
MONUMENTAL LIFE INS CO	479,999.980	479,999.98	
MDA 00076FR	480,000.000		480,000.00
6.000% 04/19/2004			
PRUDENTIAL-CAP MAC INSD	254,023.450	254,023.45	
GA-10010-213	5,934,698.470		5,934,698.47
5.890% 04/05/2002			
MONUMENTAL LIFE	23,846,472.840	23,846,472.84	
CONTRACT #00245TR	18,606,516.750		18,606,516.75
6.410% DTD 01JUL2000 DUE 01JUL2002			
CAISSE DES DEPOT	386,856.890	386,856.89	
BRIC 121-07	391,181.080		391,181.08
UBS AG	10,380,841.400	10,380,841.40	
#5012	12,925,086.850		12,925,086.85
5.898% 05/03/2005			
BANK OF AMERICA NT&SA	31,771,908.890	31,771,908.89	
CONTRACT #99-220 GIC 5.96%	22,022,092.320		22,022,092.32

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4I PART 2 — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES FROM 07/01/2001 TO 06/30/2002	GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/27/02 PAGE 5

ACCOUNT 124079 — COMBINED

HARRIS CORPORATION
RETIREMENT PLAN COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST OF ACQUISITIONS	PROCEEDS OF DISPOSITIONS
CHASE SYNTHETIC GIC# 433121-LT 5.710% DTD 01JUN2000 DUE 01SEP2003	29,328,221.920 17,530,475.710	29,328,221.92	17,530,475.71
JOHN HANCOCK LIFE INS GAC #15017 7.420% 15AUG2005	667,766.690 664,009.040	667,766.69	664,009.04

DEUTSCHE BANK TRUST COMPANY AMERICAS NEW YORK	SCHEDULE H ITEM 4J — SCHEDULE OF REPORTABLE TRANSACTIONS INDIVIDUAL TRANSACTIONS AND ASSOCIATED TRANSACTIONS BY PERSON FROM 07/01/2001 TO 06/30/2002	GLOBAL ASSETS — EB PREPARED ON ACCRUAL BASIS (TRADE-DATED) 08/27/02 PAGE 1

ACCOUNT 124079 — COMBINED

HARRIS CORPORATION
RETIREMENT PLAN
COMBINED REPORT
MARKET VALUE 06/30/2001
$2,020,078,678.95

PARTY INVOLVED/ SECURITY NAME	PURCHASE OR SELLING PRICE	EXPENSES	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN OR LOSS
MISCELLANEOUS					
PYRAMID DIRECTED ACCOUNT CASH FUND SOLD ON 12/07/2001	100.000	NET	124,523,174.14	124,523,174.14	0.00
PYRAMID BROAD MARKET BOND INDEX FUND PURCHASED ON 12/07/2001	263.870	NET		124,523,174.14	
*TOTAL- MISCELLANEOUS		NET		249,046,348.26	

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan

By: Retirement Plan Administrative
Committee, as Plan Administrator

/s/ Jeffrey Pratt Morrill
Jeffrey Pratt Morrill

Date: December 23, 2002